                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: August 31, 1996

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Acclaim Entertainment, Inc.
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Full Name of Registrant


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Former Name if Applicable

One Acclaim Plaza
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Address of Principal Executive Office (Street and Number)

Glen Cove, New York 11542
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
/x/ Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See Rider A (attached)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               J. Mark Hattendorf              (516)          656-5000
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Rider B (attached)

                          Acclaim Entertainment, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 1996               By  /s/ J. Mark Hattendorf
                                         --------------------------------------
                                         Executive Vice President and
                                         Chief Financial and Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                    Rider A

     Acclaim Entertainment, Inc. (the "Registrant") was unable to file the Annual Report on Form 10-K for its fiscal year ended August 31, 1996 (the
"1996 10-K") on a timely basis without unreasonable effort and expense due to delays in the closing of the fiscal year and the preparation of final financial statements, the Registrant's recent hiring of a new Chief Financial Officer, the replacement of its former auditors and the retention of its new auditors, KPMG Peat Marwick LLP, in July (34 days prior to the close of the fiscal year), the ongoing review of documentation and procedures by the new auditors, ongoing discussions with the former auditors, and delays attributable to ongoing discussions with the Registrant's lenders.

                                     Rider B

     The Registrant anticipates that the 1996 10-K will include significant changes in the results of operations as compared to its results of operations for the fiscal year ended August 31, 1995. Net revenues in fiscal 1996 are anticipated to be approximately $247 million, as compared to $556.7 million in fiscal 1995. The decrease is primarily attributable to the reduced unit sales of 16-bit Software, increased returns and allowances relating primarily to 16-bit Software and a reduction in average unit prices for 16-bit Software, which Registrant believes are primarily a result of the transition of the interactive entertainment industry from 16-bit hardware platforms to next generation 32-bit and 64-bit platforms and personal computer/compact disk systems. Sales of software for such next generation platforms and systems have not offset the reduction of revenues from sales of 16-bit Software. The Registrant also expects to report a net loss for the fourth quarter of fiscal 1996 of at least $145 million due, in part, to the establishment of significant additional reserves and a net loss for fiscal 1996 of at least $200 million which is attributable, in part, to additional receivables write-offs, the establishment of further reserves in the fourth quarter for receivables, severance charges, the reduction of certain deferred costs, and higher actual (and as a percentage of revenues) fixed costs in 1996 as compared to 1995, as well as fourth quarter operating losses.